Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

	Fiscal Year (1)
	2014	2013	2012	2011	2010
Earnings From Continuing Operations Before Income Taxes	$9,976	$8,467	$7,221	$6,068	$5,273
Less: Capitalized Interest	(2)	(2)	(3)	(3)	(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	312	308	298	280	278
Interest Expense	832	713	635	609	533
Adjusted Earnings	$11,118	$9,486	$8,151	$6,954	$6,081
Fixed Charges:
Interest Expense	$832	$713	$635	$609	$533
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	312	308	298	280	278
Total Fixed Charges	$1,144	$1,021	$933	$889	$811
Ratio of Earnings to Fixed Charges(2)	9.7x	9.3x	8.7x	7.8x	7.5x

(1)
Fiscal years 2014, 2013, 2012, 2011 and 2010 refer to the fiscal years ended February 1, 2015, February 2, 2014, February 3, 2013, January 29, 2012 and January 30, 2011, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)